November 15, 2005

Ms. Michele Gohlke
Branch Chief
Securities & Exchange Commission
Washington, D.C. 20549

Re:	SonoSite, Inc.
Form 10-K for the year ended December 31, 2004
Form 10-Q for the Quarter Ended March 31, 2005 and June 30, 2005
File No. 000-23791

Dear Ms. Gohlke:

This letter is our response to your letter dated September 29, 2005 regarding your review and comments on our filings referenced above.  For your convenience, our responses are keyed to your comments.

Form 10-K for the year ended December 31, 2004

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Comment No. 1

In future filings, please provide a robust discussion of your foreign operations and how it contributes to your overall consolidated results.  In this regard, you should provide a discussion of your foreign operations for revenue, gross margin, operating expenses and net income.  This discussion provides meaningful trend information of your results of operations for your investors.  Refer to the guidance provided in Item 303 (a) (3) (ii) of Regulation S-K.

Response to Comment No. 1

We are committed to providing the information required by Item 303 (a) (3) (ii) of Regulation S-K.  We currently provide information in our filings about our revenue by geographic location.  We also provide information in the Management’s Discussion and Analysis section of our filings about foreign revenues to the extent the information is material and represents unusual trends or patterns.  Also, we will provide, in the Management’s Discussion and Analysis section of our filings, an expanded discussion of our foreign operating expenses to the extent that they are material and impact historical or future trends.

As we mention in our response to your comment no. 4 below regarding segment reporting, we evaluate our performance based upon revenue recorded in geographic regions.  We do not prepare financial information about expense allocation on a disaggregated basis for purposes of determining resource allocation, as we do not believe it is meaningful or relevant information for this purpose.  Financial information of our foreign operations is not sufficiently detailed to allow our chief operating decision maker to assess the performance and make resource allocation decisions about our foreign operations. A substantial portion of our expenses, such as manufacturing, research and development, sales and marketing, and general and administrative are incurred in the U.S. for the benefit of the Company as a whole.  Consistent with our investors’ historical focus, the Company’s focus has been on revenue growth and the necessary actions to drive this growth.  Therefore, we base our resource allocation decisions on the revenue recorded in, and potential revenue growth of the Company as a whole, including our foreign operations.  Revenue is the most meaningful measure of our foreign operations’ performance and the one that is of the most significance to Company management and investors as a measure of financial performance.

Financial Statements

Notes to Consolidated Financial Statements, page 47

Note 12.  Income Taxes, page 60

Comment No. 2

Please refer to prior comment 6.  In your response you indicate that at the end of 2003 your domestic operations had cumulative losses of approximately $14 million.  From your quarterly analysis of income before income taxes, domestic and foreign, it appears you have had four quarters of profitability from your domestic operations since December 31, 2003.   In light of the fact you continue to disclose in a risk factor that you have a history of losses and you expect future quarterly losses, and you have actual year-to-date losses for 2005 from your domestic operations, please provide to us more thorough analysis that includes all positive evidence you considered related to the realization of the entire deferred tax assets for your domestic operations.  Refer to the guidance in paragraphs 20-25 of SFAS 109.  We may have further comments upon reviewing your response.

Response to Comment No. 2

The disclosure in our risk factors of possible future quarterly losses pertains to our consolidated results, not those for our domestic operations.  We have modified this risk factor in our 10-Q for the quarter ended September 30, 2005 to remove the phrase that said that we expect future quarterly losses.

We applied the guidance in paragraphs 20-25 of SFAS No. 109 to determine that the valuation allowance related to our domestic operations’ deferred tax assets should be reversed in the fourth quarter of 2004.  The following paragraphs describe the analysis of the positive and negative evidence considered in making our decision.

As to the positive evidence we considered in determining that the deferred tax assets related to our domestic operations would be realized, the evidence revolved around the recent results for tax purposes of our domestic operations through December 31, 2004, our revenue growth rate, and our expectation of future profitability.  As of that date, the cumulative taxable income for our domestic operations over the previous three years was approximately $12 million.  For tax purposes, our domestic operations had been profitable for seven of the most recent nine fiscal quarters, and two of the most recent three years, as of the end of 2004 as shown in the following graph.

Domestic Taxable Income (Loss)

(000’s)

Q1 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Q1 2004	Q2 2004	Q3 2004	Q4 2004

$ (3,107)	$ (1,382)	$ 2,214	$ (1,533)	$ 518	$ 1,309	$ 4,731	$ (85)	$ 2,807	$ 4,149	$ 4,171

We also looked at our projections for future results.  For the full year 2005, we expected our domestic operations to generate taxable income, and that is still our position currently.  The Company has grown quickly in terms of revenue, which has led to the profitability improvements depicted above.

As to negative evidence indicating that a valuation allowance may still be needed, we looked at the earnings history of our domestic operations.  While the domestic operation has generated taxable income in only two of the last three years, the cumulative taxable income was approximately $12 million during the three-year period ended December 31, 2004.  Our domestic operations began generating taxable income in Q4 2002 due to our revenue growth, although with fluctuations between quarters.  As mentioned above, our domestic operations produced cumulative taxable income of approximately $12 million over the three year period ended December 31, 2004, which supports the fact that there have not been cumulative tax losses in recent years.  The trends have been upward and we see no evidence that would suggest a decline in revenue or an expectation of future tax losses.

We also considered the negative evidence including our risks arising from the Neutrino litigation and our planned marketing expenses to launch our third generation product in 2005.  Although a quarterly tax loss was incurred in the second quarter of 2005, this loss was due to planned expenses for the launch of a new product and was factored into our expectations for 2005.  We continue to expect an increase in revenue and continued taxable income for the full year 2005.

For other negative evidence, we also looked to the examples listed in paragraph 23 of SFAS No. 109.  We did not have, and still do not have, a history of operating loss or tax credit carryforwards expiring unused.  The Company is fairly young, having been incorporated in 1998, and still has many years to utilize its carryforwards.  Also, we did not expect, nor do we expect, tax losses in future years from our domestic operations.  We had a risk factor in our filings indicating that we expected future losses, but this primarily related to the expected loss in Q2 2005 when we were planning to incur significant marketing launch expenses for the introduction of a new product.  As for any unsettled circumstances that would adversely result in future yearly tax losses from our domestic operations, we are currently the defendant in a patent litigation lawsuit.  We believe that we have good and sufficient defenses to the claims of patent infringement asserted against us and we are vigorously defending ourselves.  Lastly, we do not have a short carryforward period.  As we mentioned in our 12/31/04 10-K, our carryforwards begin expiring in 2018 and will be fully expired in 2024.

Our final analysis determined that the positive evidence far outweighed the negative evidence.  Based on this determination, we concluded at the end of 2004 that the realization of the U.S. deferred tax assets was more likely than not to occur.

Comment No. 3

Please refer to prior comment 7.  Please confirm to us that you will provide the disclosures required by Rule 4-08(h) of Regulation S-X in future filings.

Response to Comment No. 3

We will provide the disclosures required by Rule 4-08(h) of Regulation S-X in future 10‑K filings.

Note 15.  Segment Reporting, page 64

Comment No. 4

We note from your response to comment 6, that you produce reports that separately present income before income taxes by foreign and domestic operations.  In addition, you use that measure, both historical and forecasted, in determining your allocation of the tax valuation allowance.   In light of the discrete financial information, variability in income and dissimilar economic characteristics between domestic and foreign operations, it would appear from paragraph 10 of SFAS 131 that you operate in two operating segments.  Also, since the economic characteristics of your foreign and domestic operations are not similar it would appear that the aggregation criteria under paragraph 17 of SFAS 131 would not be met.  As a result of these factors, tell us why you believe that, at a minimum, you do not operate in two reportable segments.

Response to Comment No. 4

Our chief operating decision maker evaluates resource allocation decisions and our performance based upon revenue recorded in geographic regions and does not receive financial information about expense allocation on a disaggregated basis.  The information that we prepare that separately presents income before income taxes by foreign and domestic operations is prepared to comply with tax laws and is used to calculate our income tax expense and valuation allowance as required by SFAS No. 109, and is not used by our chief operating decision maker to evaluate our performance or make resource allocation decisions.

Financial information of our foreign operations is not sufficiently detailed to allow our chief operating decision maker to assess the performance and make resource allocation decisions about our foreign operations, which are primarily sales offices for products we manufacture domestically, separately from the Company as a whole.  A substantial portion of our expenses, such as manufacturing, research and development, sales and marketing, and general and administrative are incurred in the U.S. for the benefit of the Company as a whole.  Therefore, we base our resource allocation decisions on the revenue recorded in, and potential revenue growth of the Company as a whole, including our foreign operations and, as a result, we currently have one operating segment.

*   *   *   *

The Company hereby makes the following acknowledgements to the Securities and Exchange Commission (the "Commission") in connection with its response to the Commission's comments on the Company's Form 10-K for the year ended December 31, 2004 and the Company's Form 10-Q for the quarter ended March 31, 2005 and June 30, 2005 (File No. 000-23791) (the "10-K and 10-Q"):

        1.      The Company is responsible for the adequacy and accuracy of the disclosure in the 10-K and 10-Q;

        2.      Neither the comments of the Commission and its staff nor any changes in disclosure made by the Company in response to the comments of the Commission and its staff foreclose the Commission from taking any action with respect to the filings;

        3.      The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about our responses to your comments, you may contact me or Bob Belknap, our Director of Finance, at (425) 951-1200.

Sincerely,

/s/ Michael J. Schuh

Michael J. Schuh
Chief Financial Officer
SonoSite, Inc.

MJS/ll